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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _17_)*

CVB Financial Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

126600 10 5
(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03/00)	Page 1 of _6_pages

CUSIP No. 126600 10 5	13G	Page 2 of _6_ Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). George A. Borba

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 81,676

	6.	Shared Voting Power 10,390,997

	7.	Sole Dispositive Power 81,676

	8.	Shared Dispositive Power 10,390,997

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,472,673 (includes 81,676 shares which Mr. Borba has the right to acquire beneficial ownership of within 60 days after 12/31/05). (Numbers contained in this Schedule have been adjusted for the CVB Financial Corp. 5 for 4 stock split effected on January 10, 2006.) Shares held as shared voting and shared investment power are held pursuant to the George Borba Family Trust, George and Dolores Borba, Trustees.

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (11) 13.7%

12.	Type of Reporting Person (See Instructions) IN

SEC 1745 (03/00)	Page 2 of _6_ pages

Item 1.

(a)	Name of Issuer: CVB Financial Corp.

(b)	Address of Issuer’s Principal Executive Offices: 701 North Haven Avenue, Suite 350

                Ontario, California 91764

Item 2.

(a)	Name of Person Filing: George A. Borba

(b)	Address of Principal Business Office or, if none, Residence: 701 North Haven Avenue, Suite 350 Ontario, California 91764

(c)	Citizenship:

              USA

   (d)      Title of Class of Securities:

              Common Stock

(e)	CUSIP Number: 126600 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

(a)	|_| Broker or Dealer registered under Section 15 of the Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	|_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:
10,472,673 (includes 81,676 shares which Mr. Borba has the right to acquire beneficial ownership of within 60 days after 12/31/05 and have been adjusted for the 5 for 4 stock split effected as of January 10, 2006.)

(b)	Percent of Class: 13.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 81,676 (all shares which may be acquired pursuant to exercisable stock options)

(ii)	Shared power to vote or to direct the vote 10,390,997 (pursuant to the George Borba Family Trust, George and Dolores Borba, trustees)

(iii)	Sole power to dispose or to direct the disposition of 81,676 (all shares which may be acquired pursuant to exercisable stock options)

(iv)	Shared power to dispose or to direct the disposition of 10,390,997 (pursuant to the George Borba Family Trust, George and Dolores Borba, trustees)

Instruction: For computations regarding securities which represent a right to acquire an underlying security, See Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      Not applicable.

Item 10. Certifications.

      Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2006

Date

/s/ George A. Borba

Signature

George A. Borba , Chairman of the Board

Name/Title